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June 30, 2022

Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:
Jane Park
Dorrie Yale
Jenn Do
Lynn Dicker
Division of Corporation Finance
Office of Life Sciences

Re:
Waldencast Acquisition Corp.
Amendment No. 5 to Registration Statement on Form F-4
Filed June 16, 2022
File No. 333-262692

Ladies and Gentlemen:

On behalf of our client, Waldencast Acquisition Corp. (the “Company”), we submit this letter setting forth the responses of the Company to the comment provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 29, 2022 (the “Comment Letter”) with respect to amendment no. 5 to the registration statement on Form F-4 filed with the Commission by the Company on June 16, 2022.

Concurrently with the filing of this letter, the Company is publicly filing, via the EDGAR system of the Commission, Amendment No. 6 to the Registration Statement on Form F-4 (the “Amended Registration Statement”) in response to the Staff’s comment. The Amended Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

June 30, 2022 Page 2

For your convenience, we have set forth the Staff's comment from the Comment Letter in bold and italics below and provided our response below the comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended Registration Statement.

Amendment No. 5 to Registration Statement on Form F-4 Filed June 16, 2022

Q: What will Obagi Shareholders and Milk Members receive in return for Waldencast's acquisition . . ., page xxiv

1.
We note your revised disclosures relating to the Conditional Consent. In your reference to the revised maximum number of shares that may be redeemed without causing the Minimum Cash Condition to the closing of the Business Combination to be unsatisfied, here and elsewhere as appropriate, please revise to clarify whether this amount could further change depending on the amount of the Inventory Cash Value. Additionally, revise to provide investors with some context regarding the amount of the Inventory Cash Value.

Response: In response to the Staff's comment, the Company has revised its disclosures in the letter to the shareholders, the notice of extraordinary general meeting and pages 4 and 155 of the Amended Registration Statement.

Exhibits

2.
We acknowledge your revisions in response to prior comment 1. As previously noted in our comment 4 in our letter dated May 11, 2022, it is inappropriate for counsel to limit its opinion to certain documents. Accordingly, please ensure that foreign counsel revises the language in Section 1 of its opinion in Exhibit 5.3 to clarify that counsel has examined all documents that it has deemed necessary to render its opinion. In addition, please have counsel revise the reference in the last sentence of Exhibit 5.3 to the purchasers of Units, or advise.

Response: In response to the Staff's comment, the Company has included a revised version of Exhibit 5.3 to the Amended Registration Statement.

General

3.
We note that J.P. Morgan and Credit Suisse were underwriters for the initial public offering of the SPAC and that J.P. Morgan is also acting as exclusive financial advisor and lead capital markets advisor to Waldencast in connection with the business combination transactions. We also note that Lazard Freres & Co. LLC acted as financial advisor to Obagi and Alliance Consumer Growth acted as financial advisor to Milk, and that there have been press reports of certain financial advisors ending their involvement in SPAC business combination transactions. Please tell us, with a view to disclosure, whether either you, Obagi, or Milk have received notice from any of these institutions about ceasing their involvement in your transaction in any way and how that may impact your deal or any deferred compensation owned to any of these institutions for the SPAC's initial public offering or the business combination transactions.

Response: The Company respectfully advises the Staff that none of the Company, Milk or Obagi has received any notice from any of these financial advisors about ceasing their involvement in the Transactions. The Company has revised the Registration Statement on pages 158 and 176 to reflect the fact that if such financial advisors resign or withdraw from the Transactions and waive their fees in whole or in part, the amount of cash remaining on the balance sheet at the consummation of the Business Combination would be increased by a commensurate amount.

*     *     *     *

June 30, 2022 Page 3

We hope that the foregoing has been responsive to the Staff’s comment and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 735-2297.

Very truly yours,
/s/ Maxim O. Mayer-Cesiano
Maxim O. Mayer-Cesiano

cc:          Michel Brousset
Waldencast Acquisition Corp.

cc:          Gregg A. Noel
Skadden, Arps, Slate, Meagher & Flom LLP

cc:          Paul T. Schnell
Skadden, Arps, Slate, Meagher & Flom LLP

cc:          Michael J. Schwartz
Skadden, Arps, Slate, Meagher & Flom LLP

cc:          R. Scott Shean
Latham & Watkins LLP

cc:          B. Shayne Kennedy
Latham & Watkins LLP

cc:          Andrew Clark
Latham & Watkins LLP

cc:          Phillip S. Stoup
Latham & Watkins LLP

cc:          Daniel J. Espinoza
Goodwin Procter LLP

cc:          W. Stuart Ogg
Goodwin Procter LLP